3·1·2004

CW

SECUF 04002152 MMISSION
...ington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 17 2004 D.C. 155 SECTION

SEC FILE NUMBER
8- 41477

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 15, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GOLDEN FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 EAST PENN STREET
(No. and Street)

LONG BEACH, NY 11561
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT GOLDEN 516-889-6933
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PAUL GAYNES
(Name – *if individual, state last, first, middle name*)

54 SUNNYSIDE BLVD	PLAINVIEW	NY	11803
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 02 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FINANCIAL STATEMENTS

GOLDEN FINANCIAL SERVICES, INC.

DECEMBER 15, 2003

INDEX TO THE FINANCIAL STATEMENTS
OF
GOLDEN FINANCIAL SERVICES, INC.

PAUL GAYNES
CERTIFIED PUBLIC ACCOUNTANT

54 SUNNYSIDE BOULEVARD, PLAINVIEW, NEW YORK 11803
516/349-1331

INDEPENDENT AUDITOR'S REPORT

To the Officers and Directors of
Golden Financial Services, Inc.

I have audited the accompanying statement of financial condition of Golden Financial Services, Inc. as of December 15, 2003, the related statements of income, statement of changes in stockholders' equity, changes in subordinated borrowings and statement of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with generally accepted auditing standards. These standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Golden Financial Services, Inc. as of December 15, 2003 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Information Schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PAUL GAYNES, CPA
Paul Gaynes

Plainview, NY
January 22, 2004

GOLDEN FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 15, 2003

Exhibit A

ASSETS

Current Assets		
Cash - Checking account		$ 10,167
Cash - Money market account		33,916
Accounts receivable		4,387
Total Current Assets		$ 48,470
INVESTMENTS		
Investment in NASDAQ stock and warrants		37,200
TOTAL ASSETS		$ 85,670

LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Taxes payable		1,354
Total Liabilities		$ 1,354
STOCKHOLDERS' EQUITY		
Capital Stock - Without par value:		
(Note 1) Authorized - 200 shares	$ 12,000	
Additional paid in capital	14,800	
Retained earnings - Exhibit D	57,516	
Total Stockholders' Equity		84,316
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY		$ 85,670

The accompanying notes are an integral part of this statement.

GOLDEN FINANCIAL SERVICES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 15, 2003

Exhibit B

INCOME		
Broker/dealer commissions		$ 28,787
Financial planning, insurance and tax preparation		6,619
Interest income - Money market account		186
TOTAL INCOME		$ 35,592
EXPENSES		
Officer's salary	$ 9,600	
Licenses & fees	1,444	
Office expense	1,415	
Dues & subscriptions	600	
Advertising	591	
Telephone	1,260	
Rent	4,800	
Legal & audit	850	
Computer software, hardware & data services	3,400	
Insurance	597	
NYS franchise tax	100	
Payroll taxes	979	
Depreciation - (Note 2)	109	
Miscellaneous	601	
Total Expenses		26,346
NET INCOME FROM OPERATIONS		$ 9,246
DECREASE IN VALUE OF INVESTMENTS		8,900
NET PROFIT		$ 346

The accompanying notes are an integral part of this statement.

GOLDEN FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 15, 2003

Exhibit C

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income		$ 346
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$ 109	
Changes in assets & liabilities:		
Increase in commissions receivable	(1,719)	
Increase in accounts payable & taxes payable	567	
Loss of value of securities owed	8,900	
		7,857
Net Cash Provided by Operating Activities		$ 8,203
CASH FLOWS FROM FINANCING ACTIVITIES		
Distribution to Sole Stockholder		(10,000)
NET DECREASE IN CASH & CASH EQUIVALENTS		$ 1,797
CASH & CASH EQUIVALENTS - JANUARY 1, 2003		45,880
CASH & CASH EQUIVALENTS - DECEMBER 15, 2003		$ 44,083

The accompanying notes are an integral part of this statement.

GOLDEN FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 15, 2003

Exhibit D

Retained earnings - January 1, 2003	$ 67,170
Net income for the year ended December 15, 2003	346
	$ 67,516
Withdrawal by Stockholder	10,000
Retained Earnings – December 15, 2003	$ 57,516
Capital Stock - January 1, 2003	$ 12,000
Additional paid in capital	14,800
Capital December 15, 2002	$ 26,800

The accompanying notes are an integral part of this statement.

GOLDEN FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 15, 2003

NOTE 1 - ORGANIZATION

The Company was incorporated in the State of New York on July 3, 1986. Two hundred shares of no par common stock were authorized and one hundred twenty shares were issued and remain outstanding at December 15, 2003.

On November 22, 1989, the Company became a member of the NASD and commenced operations as a broker-dealer.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Fixed assets are capitalized at cost. Depreciation of fixed assets is computed on the straight line method over an expected useful life.

No provision for corporate income tax has been made for Federal purposes. The Company elected to be treated as a subchapter-S corporation for both Federal and New York State income tax reporting. As a Subchapter-S corporation, the Company is exempt from Federal income tax as income or loss passes directly to the individual shareholder to be reported by his on his personal income tax returns.

Cash and cash equivalents for the purpose of reporting cash flows include cash and a money market account.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15-c3-1, paragraph ()a)(3), which requires the maintenance of minimum net capital and requires that the ratio shall not exceed 15 to 1. On November 24, 1992, the Securities and Exchange Commission (SEC) adopted significant amendments to the Net Capital Rule, Rule 15c3-1. The adopted amendments increased the required minimum net capital to $5,000.

At December 15, 2003, the Company had net capital of $60,471 which was $55,471 in excess of its required net capital of $5,000.

NOTE 4 - RESERVE REQUIREMENTS

The Company is exempt from the reserve requirements of the Securities and Exchange Commission, pursuant to paragraph (K)(l) of SEC Rule 15c3-3.

NOTE 5 – REGISTRATION AS A BROKER DEALER

On December 15, 2003 the company filed form BDW to withdraw its registration as a Broker Dealer.

SUPPLEMENTARY INFORMATION

GOLDEN FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 15, 2003

NET CAPITAL		
Total Stockholders' equity		$ 84,316
Less: Non-allowable assets:		
Certain receivables	$ 1,180	
NASDAQ Warrants	20,100	21,280
NET CAPITAL BEFORE HAIRCUTS		$ 63,036
Haircuts		2,565
NET CAPITAL		$ 60,471
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness		$ 1,354
COMPUTATION OF BASIC CAPITAL REQUIREMENT		
Minimum net capital required		$ 90
Minimum dollar net capital requirement of reporting broker-dealer pursuant to paragraph (a)(3) under rule 15c3-1		$ 5,000
Excess net capital		$ 55,471
Excess net capital at 1000%		$ 60,336
Ratio: Aggregate indebtedness to net capital	.016	
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 15, 2002)		
Net capital, as reported in Company's Part II (unaudited) Focus report.		$ 58,676
Net capital per above		60,471
Difference		$ 1,795

The difference is based on minor changes in expenses payable and commissions receivable determined after the quarterly focus report was filed.

PAUL GAYNES
CERTIFIED PUBLIC ACCOUNTANT

54 SUNNYSIDE BOULEVARD, PLAINVIEW, NEW YORK 11803
516/349-1331

To the Officers and Directors of
Golden Financial Services, Inc.
Long Beach, New York

Gentlemen

In planning and performing my audit of the financial statements of Golden Financial Services, Inc. for the year ended December 15, 2003, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5 (g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Golden Financial Services, Inc. that I considered relevant to the objectives stated in rule 17a-5(g)1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital rule under rule 17-a-3(ii) and the reserve required by rule 15-c(e);(2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control structures and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commissions above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's financial statements in conformity with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.